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                             February 1, 2024

       B S Muthu Balakrishnan
       Chief Financial Officer
       Verde Resources, Inc.
       2 Cityplace Drive
       Suite 200
       St. Louis, MO 63141

                                                        Re: Verde Resources,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2023
                                                            Filed October 16,
2023
                                                            File No. 000-55276

       Dear B S Muthu Balakrishnan:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended June 30, 2023

       Report of Independent Registered Public Accounting Firm, page F-2

   1. Please obtain and file a revised report from your auditor that covers both annual periods included your financial
statements to comply with Rule 8-02 of Regulation S-X. Please note that when you file
your amendment, new certifications should be filed and all
                                                        amended Items should be
filed in their entirety.
 B S Muthu Balakrishnan
FirstName LastNameB
Verde Resources, Inc. S Muthu Balakrishnan
Comapany1,NameVerde
February   2024       Resources, Inc.
February
Page 2 1, 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brian McAllister at 202-551-3341 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation